Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 4, DATED AUGUST 29, 2013,
TO THE PROSPECTUS, DATED MAY 1, 2013

This prospectus supplement, or this Supplement No. 4, is part of the prospectus of American Realty Capital New York Recovery REIT, Inc., or the Company, dated May 1, 2013, or the Prospectus, as supplemented by Supplement No. 3, dated July 15, 2013, or Supplement No. 3. This Supplement No. 4 replaces, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement No. 3, and should be read in conjunction with the Prospectus. This Supplement No. 4 will be delivered with the Prospectus. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 4 is to, among other things:

•	update our description of real estate investments and financial obligations; and
•	include our Quarterly Report on Form 10-Q for the period ended June 30, 2013 as Annex A.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby added immediately before the section “Financing Obligations” on page 164 of the Prospectus.

“50 Varick Street

On July 5, 2013, we closed on the acquisition of an indirect condominium interest in a three-story office and creative studio space located at 50 Varick Street in the Tribeca neighborhood of Manhattan. The seller was Varick Investments S.a.r.l. The seller has no material relationship with the Company and the acquisition was not an affiliated transaction.

Capitalization

The contract purchase price of the property was $90.8 million, exclusive of closing costs. We funded the purchase price with proceeds from our ongoing initial public offering.

Major Tenants/Lease Expiration

The property contains 158,573 rentable square feet and is 100% leased to a subsidiary of Spring Studios Limited, which guarantees the lease. Spring Studios Limited is a London-based leading provider of creative services to top international fashion, beauty and luxury brands. The lease commences in July 2013 and has a 15-year original lease term. The lease contains rental escalations equal to the Consumer Price Index increase every three years (6% at a minimum, not to exceed 15%) and one ten-year renewal option. The lease is net whereby the tenant is required to pay certain operating expenses, in addition to base rent. The annualized straight-line rental income for the initial lease term is $6.5 million.

The table below sets forth the occupancy rate and the average effective annual rent per rented square foot as of December 31 for each of the last five years:

	2012(1)	2011(1)	2010(1)	2009(1)	2008(1)
Occupancy	N/A	N/A	N/A	N/A	N/A
Average effective annual rent per rented square foot	N/A	N/A	N/A	N/A	N/A

(1)	Spring Studios Limited’s lease began on July 5, 2013. Accordingly no occupancy rate or average effective annual rent information is available for prior periods.

Other

We believe the property is suitable and adequate for its uses.

We have $12.5 million of tenant improvements scheduled for the year ended December 31, 2013. We received a credit from the seller for the guaranteed maximum renovation completion costs of $12.5 million.

We believe the property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2013 Federal tax return.

The annual real estate taxes payable on the property for the calendar year 2013 are expected to be $0.3 million at a rate of 10.288%.

We believe that the property is a well-positioned, recently renovated office and creative studio space operated by an industry leader in operating creative studio facilities and consulting to companies in the international fashion, beauty and luxury goods industries with acceptable roadway access. The property will be subject to competition from similar properties within its respective market area and the economic performance of the single tenant and its operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

333 West 34th Street

On August 9, 2013, we closed on the fee simple interest in an institutional-quality office building located in Midtown Manhattan. The seller of the property was 333W34 SLG Owner LLC, a subsidiary of SL Green Realty Corp. The seller has no material relationship with us and the acquisition was not an affiliated transaction.

Capitalization

The contract purchase price of the property was $220.3 million, exclusive of closing costs. We made a $20.0 million nonrefundable deposit upon the execution of the purchase and sale agreement. We funded the purchase price of the property with proceeds from our ongoing initial public offering.

The property contains 346,728 rentable square feet and is 100% leased to four tenants: The Segal Company (Eastern States), Inc.; The Metropolitan Transportation Authority; Godiva Chocolatier Inc.; and Sam Ash New York Megastores, LLC.

The following table provides information relating to lease commencement and termination dates, rentable square feet, rental escalations, renewal options and annualized cash rental income for the four tenants:

Tenant	Lease Commencement Date	Lease Termination Date	Rentable Square Feet(1)		Annualized Cash Rental Income (in thousands)	Rental Escalations	Renewal Options
The Segal Company (Eastern States), Inc.	March 2010	February 2025	144,307	(2)	$7,633	3% annually	One – five or ten year option(3)
The Metropolitan Transportation Authority	June 2010	January 2021(4)	130,443	(2)	$3,371	15% in 6th lease year(5)	Two – five year options
Godiva Chocolatier Inc.	March 2011	February 2027	42,290		$1,480	11.4% in 5th lease year and 12.8% in 10th lease year	One – five year option
Sam Ash New York Megastores, LLC	December 2012	September 2028	29,688		$1,382	9.3% in 5th lease year and 9.4% in 10th lease year	One – five year option

(1)	Excludes 2,090 square foot building management office and 599 square feet of storage space.
(2)	The Metropolitan Transportation Authority is contractually obligated to surrender 17,503 rentable square feet of the 5th floor to The Segal Company (Eastern States), Inc. in 2015.
(3)	Includes space required to be rented of 17,503 rentable square feet to be surrendered to the Segal Company (Eastern States), Inc. in 2015.
(4)	Early termination at the tenant’s option available in January 2015.
(5)	Rental escalation is exclusive of 17,503 rentable square feet that will be surrendered to the Segal Company (Eastern States), Inc. in 2015.

The table below sets forth the occupancy rate and the average effective annual rent per rented square foot as of December 31 for each of the last five years:

	2012	2011	2010	2009(1)	2008(1)
Occupancy	100.0%	91.4%	74.2%	N/A	N/A
Average effective annual rent per rented square foot	$39.37	$38.02	$38.51	N/A	N/A

(1)	The Metropolitan Transportation Authority, The Segal Company (Eastern States), Inc., Godiva Chocolatier Inc. and Sam Ash New York Megastores, LLC took possession of their leased spaces in June 2010, March 2010, March 2011 and December 2012, respectively. Accordingly, no occupancy rate or average effective annual rent information is available for prior periods.

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We believe the property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2013 Federal tax return.

The annual real estate taxes payable on the property for the calendar year 2013 are expected to be $1.4 million at a rate of 10.288%.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenants of the property could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

Annex A

On August 13, 2013, we filed with the United States Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. The Quarterly Report (excluding exhibits) is attached as Annex A to this Supplement No. 4.

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number: 000-54689

AMERICAN REALTY CAPITAL NEW YORK
RECOVERY REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	27-1065431
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

405 Park Ave., 15th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 415-6500

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant submitted electronically and posted on its corporate Web Site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

As of July 31, 2013, the registrant had 76,366,497 shares of common stock, $0.01 par value per share, outstanding.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

i

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$110,148	$92,648
Buildings, fixtures and improvements	322,422	229,557
Acquired intangible lease assets	48,185	38,652
Total real estate investments, at cost	480,755	360,857
Less accumulated depreciation and amortization	(22,599)	(12,263)
Total real estate investments, net	458,156	348,594
Cash and cash equivalents	257,592	5,354
Restricted cash	1,065	962
Investment securities, at fair value	1,041	—
Derivatives, at fair value	426	—
Receivable for sales of common stock	6,309	1,123
Due from affiliate, net	600	325
Prepaid expenses and other assets	28,457	4,624
Deferred costs, net	7,122	6,868
Total assets	$760,768	$367,850
LIABILITIES AND EQUITY
Mortgage notes payable	$232,945	$185,569
Revolving credit facility	19,995	19,995
Below-market lease liabilities, net	11,579	6,235
Derivatives, at fair value	—	1,710
Accounts payable and accrued expenses	11,594	10,058
Deferred rent and other liabilities	822	866
Distributions payable	2,693	986
Total liabilities	279,628	225,419
Preferred stock, $0.01 par value; 40,866,376 shares authorized, none issued and outstanding	—	—
Convertible preferred stock, $0.01 par value, 9,133,624 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 300,000,000 shares authorized, 59,253,386 and 19,930,772 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	593	199
Additional paid-in capital	511,855	164,972
Accumulated other comprehensive income (loss)	431	(1,693)
Accumulated deficit	(32,980)	(22,338)
Total stockholders' equity	479,899	141,140
Non-controlling interests	1,241	1,291
Total equity	481,140	142,431
Total liabilities and equity	$760,768	$367,850

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues:
Rental income	$10,133	$3,450	$17,807	$5,999
Operating expense reimbursements	772	182	1,425	358
Total revenues	10,905	3,632	19,232	6,357
Operating expenses:
Property operating	2,448	533	4,185	850
Operating fees to affiliates	—	—	—	—
Acquisition and transaction related, net	(2,434)	1,127	366	1,642
General and administrative	204	70	364	81
Depreciation and amortization	5,986	1,941	10,272	3,366
Total operating expenses	6,204	3,671	15,187	5,939
Operating income (loss)	4,701	(39)	4,045	418
Other expenses:
Interest expense	(2,694)	(1,115)	(4,840)	(2,166)
Interest income	1	—	1	—
Gain (loss) on derivative instrument	4	—	4	(1)
Total other expenses	(2,689)	(1,115)	(4,835)	(2,167)
Net income (loss)	2,012	(1,154)	(790)	(1,749)
Net loss (income) attributable to non-controlling interests	7	6	15	(18)
Net income (loss) attributable to stockholders	$2,019	$(1,148)	$(775)	$(1,767)
Other comprehensive income (loss):
Designated derivatives, fair value adjustment	1,955	(277)	2,133	(275)
Unrealized loss on investment securities, net	(9)	—	(9)	—
Comprehensive income (loss) attributable to stockholders	$3,965	$(1,425)	$1,349	$(2,042)
Basic net income (loss) per share attributable to stockholders	$0.05	$(0.11)	$(0.02)	$(0.20)
Diluted net income (loss) per share attributable to stockholders	$0.04	$(0.11)	$(0.02)	$(0.20)

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Six Months Ended June 30, 2013
(In thousands, except share data)
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity	Non-controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, December 31, 2012	19,930,772	$199	$164,972	$(1,693)	$(22,338)	$141,140	$1,291	$142,431
Issuances of common stock	39,003,595	390	383,973	—	—	384,363	—	384,363
Common stock offering costs, commissions and dealer manager fees	—	—	(40,044)	—	—	(40,044)	—	(40,044)
Common stock issued though distribution reinvestment plan	414,805	4	3,937	—	—	3,941	—	3,941
Common stock repurchases	(107,286)	(1)	(1,029)	—	—	(1,030)	—	(1,030)
Share-based compensation	11,500	1	46	—	—	47	—	47
Distributions to non-controlling interest holders	—	—	—	—	—	—	(35)	(35)
Loss allocated to non-controlling interest holders	—	—	—	—	—	—	(15)	(15)
Distributions declared	—	—	—	—	(9,867)	(9,867)	—	(9,867)
Net loss	—	—	—	—	(775)	(775)	—	(775)
Other comprehensive income	—	—	—	2,124	—	2,124	—	2,124
Balance, June 30, 2013	59,253,386	$593	$511,855	$431	$(32,980)	$479,899	$1,241	$481,140

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities:
Net loss attributable to stockholders	$(775)	$(1,767)
Adjustments to reconcile net loss attributable to stockholders to net cash provided by operating activities:
Depreciation	7,519	2,677
Amortization of intangibles	2,753	689
Amortization of deferred financing costs	1,076	338
Accretion of below-market lease liabilities and amortization of above-market lease assets, net	(411)	(192)
Net income (loss) attributable to non-controlling interests	(15)	18
Share-based compensation	47	21
Loss on derivative instruments	(4)	1
Changes in assets and liabilities:
Prepaid expenses and other assets	(4,621)	(1,017)
Accounts payable and accrued expenses	(1,013)	145
Deferred rent and other liabilities	(44)	307
Net cash provided by operating activities	4,512	1,220
Cash flows from investing activities:
Investment in real estate and other assets	(51,157)	(56,896)
Deposits for investments in real estate	(20,000)	—
Capital expenditures	(1,995)	(184)
Purchase of investment securities	(1,050)	—
Net cash used in investing activities	(74,202)	(57,080)
Cash flows from financing activities:
Payments on notes payable	—	(5,933)
Payments on mortgage notes payable	(12,624)	(215)
Proceeds from revolving credit facility	—	28,500
Payments on revolving credit facility	—	(6,000)
Proceeds from issuance of common stock	379,177	50,073
Repurchases of common stock	(1,330)	(138)
Payments of offering costs and fees related to stock issuances	(38,037)	(7,314)
Payments of deferred financing costs	(626)	(1,333)
Distributions paid	(4,219)	(1,273)
Due from affiliate	(275)	4,533
Distributions to non-controlling interest holders	(35)	(446)
Payments to non-controlling interest holder	—	(12,000)
Restricted cash	(103)	(427)
Net cash provided by financing activities	321,928	48,027
Net increase in cash and cash equivalents	252,238	(7,833)
Cash and cash equivalents, beginning of period	5,354	10,222
Cash and cash equivalents, end of period	$257,592	$2,389

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2013	2012
Supplemental Disclosures:
Cash paid for interest	$3,425	$1,805
Cash paid for income taxes	9	14
Non-Cash Investing and Financing Activities:
Mortgage notes payable used to acquire investments in real estate	$60,000	$—
Common stock issued through distribution reinvestment plan	3,941	1,151

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 1 — Organization

American Realty Capital New York Recovery REIT, Inc. (the “Company”), incorporated on October 6, 2009, is a Maryland corporation that qualified as a real estate investment trust for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2010. On September 2, 2010, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share, at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11, as amended (File No. 333-163069) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement also covers up to 25.0 million shares available pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company's common stockholders may elect to have their distributions reinvested in additional shares of the Company's common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock. On August 2, 2013, the Company commenced a follow-on offering by filing to register up to 12.5 million shares of common stock at a price of $10.00 per share on a “best efforts” basis and 1.25 million shares of common stock pursuant to the DRIP at $9.50 per share.

As of June 30, 2013, the Company had 59.3 million shares of common stock outstanding, including unvested restricted shares, converted shares of convertible preferred stock (the “Preferred Shares”) and shares issued under the DRIP. As of June 30, 2013, the Company had received total proceeds from the IPO and the DRIP of $565.3 million from the sale of 57.3 million shares of common stock. In addition, the Company sold 2.0 million Preferred Shares for gross proceeds of $17.0 million in a private placement pursuant to Rule 506 of Regulation D of the Securities Act (the “Preferred Offering”), which terminated on September 2, 2010, the effective date of the Registration Statement. On December 15, 2011, the Company exercised its option to convert the Preferred Shares into 2.0 million shares of common stock on a one-for-one basis. As of June 30, 2013, the aggregate value of all issuances and subscriptions of common stock outstanding was $591.7 million based on a per share value of $10.00 (or $9.50 for shares issued under the DRIP).

The Company was formed to acquire high quality, income-producing commercial real estate in the New York metropolitan area, and, in particular, properties located in New York City, with a focus on office and retail properties. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company may also originate or acquire first mortgage loans secured by real estate. The Company purchased its first property and commenced active operations in June 2010. As of June 30, 2013, the Company owned 17 properties consisting of 0.8 million rentable square feet, which were 94.0% leased on a weighted average basis with a weighted average remaining lease term of 9.3 years.

Substantially all of the Company's business is conducted through New York Recovery Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company has no employees. The Company has retained New York Recovery Advisors, LLC (the “Advisor”) to manage its affairs on a day-to-day basis. New York Recovery Properties, LLC (the “Property Manager”) serves as the Company's property manager, unless services are performed by a third party for specific properties. Realty Capital Securities, LLC (the “Dealer Manager”) serves as the dealer manager of the IPO. The Advisor and the Property Manager are wholly owned entities of, and the Dealer Manager is under common ownership with, American Realty Capital III, LLC (the “Sponsor”), as a result of which, they are related parties and receive compensation, fees and expense reimbursements for services related to the IPO and for the investment and management of the Company's assets. These entities receive fees during the offering, acquisition, operational and liquidation stages.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 2 — Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company included herein were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to this Quarterly Report on Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations for the three and six months ended June 30, 2013 are not necessarily indicative of the results for the entire year or any subsequent interim period.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of, and for the year ended December 31, 2012, which are included in the Company's Annual Report on Form 10-K filed with the SEC on March 7, 2013. There have been no significant changes to the Company's significant accounting policies during the six months ended June 30, 2013, other than the updates described below and the subsequent notes.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding disclosures about offsetting assets and liabilities, which requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued new accounting guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 3 — Real Estate Investments

The following table presents the allocation of the assets acquired and liabilities assumed during the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
(Dollar amounts in thousands)	2013	2012
Real estate investments, at cost:
Land	$17,500	$17,112
Buildings, fixtures and improvements	90,869	37,816
Total tangible assets	108,369	54,928
Acquired intangibles:
In-place leases	8,214	5,257
Above-market lease assets	1,593	—
Below-market lease liabilities	(6,176)	(2,758)
Total acquired intangibles	3,631	2,499
Total assets acquired, net	112,000	57,427
Mortgage notes payable used to acquire investments in real estate	(60,000)	—
Other liabilities assumed	(843)	(531)
Cash paid for acquired real estate investments	$51,157	$56,896
Number of properties purchased	1	2

All of the Company's properties are located in the New York metropolitan area. The following table reflects the number and aggregate purchase prices of properties acquired during the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010:

	Number of Properties	Base Purchase Price
		(in thousands)
Year ended December 31, 2010	4	$66,250
Year ended December 31, 2011	5	57,926
Year ended December 31, 2012	7	226,527
Six Months Ended June 30, 2013	1	112,000
Total portfolio as of June 30, 2013	17	$462,703

The following table presents pro forma information as if the acquisitions during the six months ended June 30, 2013, had been consummated on January 1, 2012. Additionally, the unaudited pro forma net loss attributable to stockholders was adjusted to reclass acquisition and transaction related expenses of $2.8 million from the six months ended June 30, 2013 to the six months ended June 30, 2012.

	Six Months Ended June 30,
(In thousands)	2013	2012
Pro forma revenues	$21,735	$11,687
Pro forma net income (loss) attributable to stockholders	$1,967	$(4,654)

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

The following table presents future minimum base rent cash payments due to the Company subsequent to June 30, 2013. These amounts exclude contingent rental payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items.

(In thousands)	Future Minimum Base Rent Payments
July 1, 2013 – December 31, 2013	$16,748
2014	31,496
2015	31,210
2016	31,425
2017	30,039
Thereafter	217,582
$358,500

The following table lists the tenants whose annualized rental income on a straight-line basis represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis as of June 30, 2013 and 2012:

		June 30,
Property Portfolio	Tenant	2013	2012
229 West 36th Street	American Language Communication Center, Inc.	10.5%	*

*	Lease for tenant had not been acquired as of the period presented.

The termination, delinquency or non-renewal of the above tenant may have a material adverse effect on revenues. No other tenant represents more than 10% of annualized rental income as of June 30, 2013 and 2012.

Note 4 — Investment Securities

As of June 30, 2013, the Company had investments in redeemable preferred stock, with a fair value of $1.0 million. These investments are considered available-for-sale securities and therefore increases or decreases in the fair value of these investments are recorded in accumulated other comprehensive income as a component of equity on the consolidated balance sheet unless the securities are considered to be permanently impaired at which time the losses would be reclassified to expense.

The following table details the unrealized gains and losses on investment securities as of June 30, 2013. The Company did not have any such investments as of December 31, 2012.

	June 30, 2013
(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities	$1,050	$4	$(13)	$1,041

Unrealized losses as of June 30, 2013 were considered temporary and therefore no impairment was recorded during the three and six months ended June 30, 2013.

The Company's preferred stock investments are redeemable at the respective issuer's option after five years from issuance.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 5 — Revolving Credit Facility

On March 30, 2012, the Company entered into a senior unsecured revolving credit facility in the amount of $40.0 million. The credit facility contains an “accordion” feature to allow the Company, under certain circumstances, to increase the aggregate commitments under the revolving credit facility to a maximum of $150.0 million. The credit facility has a term of 36 months, subject to the Company's right to a 12-month extension. The credit facility generally bears interest at a floating rate equal to LIBOR plus 2.50%, subject to adjustment as set forth in the credit agreement, and includes an unused commitment fee per annum of (a) 0.2% if the unused balance of the facility is equal to or less than 50% of the available facility and (b) 0.3% if the unused balance of the facility exceeds 50% of the available facility. The outstanding balance on the credit facility as of June 30, 2013 was $20.0 million with an interest rate of 2.69% and the unused borrowing capacity, based on the value of the borrowing base properties as of June 30, 2013, was $3.5 million.

The credit facility provides for monthly interest payments, with all principal outstanding being due on the maturity date in March 2015. The credit facility may be prepaid from time to time and at any time, in whole or in part, without premium or penalty, subject to reimbursement of certain costs and expenses. In the event of a default, the lender has the right to terminate its obligations under the credit facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans.

The credit facility requires the Company to meet certain financial covenants, including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of June 30, 2013, the Company was in compliance with the debt covenants under the credit facility agreement.

Note 6 — Mortgage Notes Payable

The Company's mortgage notes payable as of June 30, 2013 and December 31, 2012 consist of the following:

		Outstanding Loan Amount
Portfolio	Encumbered Properties	June 30, 2013	December 31, 2012	Effective Interest Rate		Interest Rate	Maturity
		(In thousands)	(In thousands)
Interior Design Building	1	$20,767	$20,949	4.4%		Fixed	Dec. 2021
367 – 387 Bleecker Street	3	21,300	21,300	4.3%		Fixed	Dec. 2015
Foot Locker	1	3,250	3,250	4.6%		Fixed	Jun. 2016
Regal Parking Garage	1	3,000	3,000	4.5%		Fixed	Jul. 2016
Duane Reade	1	8,400	8,400	3.6%		Fixed	Nov. 2016
416 Washington Street	1	4,875	4,917	4.4%		Fixed	Dec. 2021
One Jackson Square	1	13,000	13,000	3.4	%(1)	Fixed	Dec. 2016
350 West 42nd Street	1	11,365	11,365	3.4%		Fixed	Aug. 2017
1100 Kings Highway	1	20,200	20,200	3.4	%(1)	Fixed	Aug. 2017
1623 Kings Highway	1	7,288	7,288	3.3	%(1)	Fixed	Nov. 2017
256 West 38th Street	1	24,500	24,500	3.1	%(1)	Fixed	Dec. 2017
256 West 38th Street	—	—	2,400	5.3	%(2)	Variable	Dec. 2013
229 West 36th Street	1	35,000	35,000	2.9	%(1)	Fixed	Dec. 2017
229 West 36th Street	—	—	10,000	5.3	%(2)	Variable	Dec. 2013
218 West 18th Street	1	60,000	—	2.0	%(3)	Variable	Dec. 2013
	15	$232,945	$185,569	3.2	%(4)

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 6 — Mortgage Notes Payable  – (continued)

(1)	Fixed through an interest rate swap agreement.
(2)	These variable rate mezzanine loans were repaid in full in January 2013.
(3)	Interest rate is LIBOR plus 1.75%, which had an effective rate of 2.0% at June 30, 2013.
(4)	Calculated on a weighted average basis for all mortgages outstanding as of June 30, 2013.

The Company's sources of secured financing generally require financial covenants, including restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified equity and debt service coverage ratios) as well as the maintenance of minimum net worth. As of June 30, 2013 and December 31, 2012, the Company was in compliance with the debt covenants under the mortgage note agreements.

The following table summarizes the scheduled aggregate principal repayments subsequent to June 30, 2013:

(In thousands)	Future Minimum Principal Payments
July 1, 2013 – December 31, 2013	$60,229
2014	473
2015	21,794
2016	28,167
2017	102,730
Thereafter	19,552
Total	$232,945

Note 7 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.
Level 3 —	Unobservable inputs that reflect the entity's own assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 7 — Fair Value of Financial Instruments  – (continued)

quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of June 30, 2013 and December 31, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company's derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company's potential nonperformance risk and the performance risk of the counterparties.

The Company has investments in redeemable preferred stock that are traded in active markets and therefore, due to the availability of quoted market prices in active markets, classified these investments as level 1 in the fair value hierarchy.

The following table presents information about the Company's assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of June 30, 2013 and December 31, 2012, aggregated by the level in the fair value hierarchy within which those instruments fall:

(In thousands)	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
June 30, 2013
Interest rate swaps	$—	$426	$—	$426
Investment securities	$1,041	$—	$—	$1,041
December 31, 2012
Interest rate swaps	$—	$(1,710)	$—	$(1,710)
Investment securities	$—	$—	$—	$—

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the six months ended June 30, 2013.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 7 — Fair Value of Financial Instruments  – (continued)

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, due from affiliates, notes payable, accounts payable and distributions payable approximates their carrying value on the consolidated balance sheet due to their short-term nature. The fair values of the Company's financial instruments that are not reported at fair value on the consolidated balance sheet are reported below.

(In thousands)	Level	Carrying Amount at June 30, 2013	Fair Value at June 30, 2013	Carrying Amount at December 31, 2012	Fair Value at December 31, 2012
Mortgage notes payable	3	$232,945	$233,476	$185,569	$185,621
Revolving credit facility	3	$19,995	$19,995	$19,995	$19,995

The fair value of mortgage notes payable are estimated using a discounted cash flow analysis, based on the Advisor's experience with similar types of borrowing arrangements. Advances under the revolving credit facility are considered to be reported at fair value, since its interest rate varies with changes in LIBOR.

Note 8 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company may primarily use interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The Company uses such derivatives to hedge the variable cash flows associated with variable-rate debt.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

12 months, the Company estimates that an additional $0.8 million will be reclassified from other comprehensive income as an increase to interest expense.

As of June 30, 2013 and December 31, 2012, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk.

	June 30, 2013		December 31, 2012
Interest Rate Derivative	Number of Instruments	Notional Amount	Number of Instruments	Notional Amount
		(In thousands)		(In thousands)
Interest rate swaps	5	$99,988	5	$99,988

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of June 30, 2013 and December 31, 2012:

(In thousands)	Balance Sheet Location	June 30, 2013	December 31, 2012
Derivatives designated as hedging instruments:
Interest rate swaps	Derivative assets, at fair value	$426	$—
Interest rate swaps	Derivative liabilities, at fair value	$—	$(1,710)

Derivatives in Cash Flow Hedging Relationships

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three and six months ended June 30, 2013 and 2012.

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2013	2012	2013	2012
Amount of income (loss) recognized in accumulated other comprehensive loss from interest rate derivatives (effective portion)	$1,734	$(315)	$1,699	$(350)
Amount of loss reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(220)	$(38)	$(434)	$(75)
Amount of income (loss) recognized in loss on derivative instruments (ineffective portion and amount excluded from effectiveness testing)	$4	$—	$4	$(1)

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of June 30, 2013 and December 31, 2012. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the accompanying balance sheets.

Derivatives (In thousands)	Gross Amounts of Recognized Assets	Gross Amounts of Recognized Liabilities	Net Amounts of Assets (Liabilities) presented on the Balance Sheet	Gross Amounts Not Offset on the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Posted
June 30, 2013	$666	$(240)	$426	$—	$—	$426
December 31, 2012	$—	$(1,710)	$(1,710)	$—	$—	$(1,710)

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

Derivatives Not Designated as Hedges

Derivatives not designated as hedges are not speculative. These derivatives are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements to be classified as hedging instruments. The Company does not have any hedging instruments that do not qualify for hedge accounting.

Credit-risk-related Contingent Features

The Company has agreements with its derivative counterparties that contain a provision whereby if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of June 30, 2013, the fair value of derivatives in a net liability position including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $0.3 million. As of June 30, 2013, the Company has not posted any collateral related to its agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at the aggregate termination value of $0.3 million at June 30, 2013.

Note 9 — Common Stock

As of June 30, 2013 and December 31, 2012, the Company had 59.3 million and 19.9 million shares of common stock outstanding, respectively, including unvested restricted stock, converted Preferred Shares and shares issued under the DRIP.

In September 2010, the Company's board of directors authorized, and the Company declared, a distribution rate equal to $0.605 per annum per share of common stock, commencing December 1, 2010. The distributions are paid by the fifth day following each month end to stockholders of record at the close of business each day during the prior month at a per share rate of 0.0016575342 per day. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

The following table reflects the cumulative number of common shares repurchased as of December 31, 2012 and as of and for the six months ended June 30, 2013:

	Number of Requests	Number of Shares Repurchased	Average Price per Share
Cumulative repurchase requests as of December 31, 2012	11	84,199	$9.56
Six months ended June 30, 2013	12	107,286	9.60
Cumulative repurchase requests as of June 30, 2013(1)	23	191,485	$9.59

(1)	Includes three unfulfilled repurchase requests consisting of 8,347 shares at an average price per share of $9.91, which were approved for repurchase as of June 30, 2013 and completed in July 2013. This liability is included in accounts payable and accrued expenses on the Company's consolidated balance sheets.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 10 — Commitments and Contingencies

Future Minimum Lease Payments

In December 2012, the Company entered into a lease agreement related to the acquisition of 350 Bleecker Street similar to a leasehold interest arrangement. The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter under this arrangement. These amounts exclude contingent rent payments, as applicable, that may be payable based on provisions related to increases in annual rent based on exceeding certain economic indexes among other items.

(In thousands)	Future minimum base rent payments
July 1, 2013 – December 31, 2013	$43
2014	86
2015	86
2016	86
2017	86
Thereafter	3,662
$4,049

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the consolidated results of operations.

Hurricane Sandy

None of the properties owned by the Company suffered any structural damage as a result of Hurricane Sandy. The properties owned by the Company remained fully operational except for the four retail condominiums located at 416 Washington Street in the Tribeca neighborhood of Manhattan. The property remained without full electrical power capacity and its tenants were not permitted to operate until electrical power was fully restored and authorization to recommence operations was received by the applicable New York municipal authorities. Effective April 18, 2013, pursuant to the applicable New York municipal authorities, the tenants were allowed to reoccupy their units and recommence operations, with the exception of the garage which is still without electrical power. The total annualized straight-line rental income for the four retail condominiums represents 2.4% of the Company's total portfolio annualized straight-line rental income as of June 30, 2013. The Company recorded an insurance deductible expense of $0.1 million during the year ended December 31, 2012 and $0.2 million of reserves for rents during the six months ended June 30, 2013.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 11 — Related Party Transactions and Arrangements

New York Recovery Special Limited Partnership, LLC, an entity wholly owned by the Sponsor, owned 20,000 shares of the Company's outstanding common stock as of June 30, 2013 and December 31, 2012.

Fees Paid in Connection with the IPO

The Dealer Manager and the Sponsor receive fees and compensation in connection with the sale of the Company's common stock in the IPO. The Dealer Manager receives a selling commission of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Alternatively, a participating broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. In addition, the Dealer Manager receives up to 3.0% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer manager fee. The Dealer Manager may re-allow its dealer manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support provided as compared to other participating broker-dealers. The following table details total selling commissions and dealer manager fees incurred and payable to the Dealer Manager related to the sale of common stock as of and for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,		Payable as of
(In thousands)	2013	2012	2013	2012	June 30, 2013	December 31, 2012
Total commissions and fees incurred from Dealer Manager	$30,208	$2,857	$37,368	$4,950	$1,918	$93

The Advisor and its affiliates receive compensation and reimbursement for services provided in connection with the IPO and Preferred Offering. Effective March 1, 2013, the Company began utilizing transfer agent services provided by an affiliate of the Dealer Manager. All offering costs incurred by the Company, or its affiliated entities, on behalf of the Company are charged to additional paid-in capital on the accompanying consolidated balance sheets. The following table details offering costs reimbursements incurred and payable to the Advisor and Dealer Manager related to the sale of common stock as of and for the periods presented:

	Three Months Ended June 30, 2013		Six Months Ended June 30, 2013		Payable as of
(In thousands)	2013	2012	2013	2012	June 30, 2013	December 31, 2012
Fees and expense reimbursements incurred from the Advisor and Dealer Manager(1)	$711	$944	$1,407	$(3,179)	$166	$83

(1)	The Advisor elected to reimburse offering costs in excess of 15% of proceeds from the sale of common stock. This cash reimbursement was recorded during the three months ended March 31, 2012 and paid in April 2012.

The Company is responsible for offering and related costs from its IPO up to a maximum of 1.5% of gross proceeds received from the IPO, excluding commissions and dealer manager fees, measured at the end of the IPO. Offering costs in excess of the 1.5% cap as of the end of the offering are the Advisor's responsibility. As of June 30, 2013, offering and related costs exceeded 1.5% of gross proceeds received from the IPO by $2.8 million. Commencing in the first quarter of 2012, the Advisor elected to cap cumulative offering costs incurred by the Company, net of unpaid amounts, to 15% of common stock proceeds during the

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

offering period. To comply with this policy, the Advisor reimbursed the Company $4.7 million in cash during the year ended December 31, 2012, for offering related costs. As of June 30, 2013, cumulative offering costs were $65.7 million. Cumulative offering costs net of unpaid amounts, were less than the 15% threshold as of June 30, 2013.

Fees Paid in Connection With the Operations of the Company

The Advisor receives an acquisition fee of 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for a loan or other investment. Additionally, the Company reimburses the Advisor for expenses incurred for services provided by third parties and incurs acquisition expenses directly from third parties. The Company expects third-party acquisition expenses to be approximately 0.5% of the purchase price of each property and 0.5% of the amount advanced for a loan or other investment. In no event will the total of all acquisition fees, acquisition expenses and any financing coordination fees (as described below) payable with respect to the Company's portfolio of investments or reinvestments exceed 4.5% of the contract purchase price of the Company's portfolio to be measured at the close of the acquisition phase or 4.5% of the amount advanced for all loans or other investments.

The Company pays the Advisor an asset management fee equal to 0.75% per annum of the cost of the Company's assets (cost includes the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but excludes acquisition fees) plus costs and expenses incurred by the Advisor in providing asset management services; provided, however, that the asset management fee is reduced by any amounts payable to the Property Manager as an oversight fee, such that the aggregate of the asset management fee and the oversight fee does not exceed 0.75% per annum of the cost of the Company's assets plus costs and expenses incurred by the Advisor in providing asset management services. Prior to July 1, 2012, this fee was payable in monthly installments, at the discretion of the Company's board, in cash, common stock or restricted stock grants, or any combination thereof. Effective July 1, 2012, the payment of asset management fees in monthly installments in cash, shares or restricted stock grants, or any combination thereof to the Advisor was eliminated. Instead the Company expects to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted partnership units of the OP designated as “Class B units,” which are intended to be profits interests and will vest, and no longer be subject to forfeiture, at such time as: (x) the value of the OP's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of the Company's independent directors without cause; (2) a listing; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to the Company (the “performance condition”). Such Class B units will be forfeited immediately if: (a) the advisory agreement is terminated other than by an affirmative vote of a majority of the Company's independent directors without cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of the Company's independent directors without cause before the economic hurdle has been met. When and if approved by the board of directors, the Class B units are expected to be issued to the Advisor quarterly in arrears pursuant to the terms of the OP agreement. As of June 30, 2013, the Company cannot determine the probability of achieving the performance condition. The value of issued Class B units will be determined and expensed, when the Company deems the achievement of the performance condition to be probable. The Advisor will receive distributions on unvested Class B units equal to the distribution rate received on the Company's common stock. Such distributions on issued Class B units are included in general and administrative expenses in the consolidated statement of operations and comprehensive income until the performance condition is considered probable to occur. In December 2012 the board of directors approved the issuance of 43,968 Class B units to the Advisor in connection with this arrangement. During the three and

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

six months ended June 30, 2013 the board of directors approved the issuance of 92,008 and 164,219 Class B units, respectively, to the Advisor in connection with this arrangement.

Unless the Company contracts with a third party, the Company will pay the Property Manager a property management fee equal to: (i) for non-hotel properties, 4.0% of gross revenues from the properties managed, plus market-based leasing commissions; and (ii) for hotel properties, a market-based fee based on a percentage of gross revenues. The Company will also reimburse the Property Manager for property-level expenses. The Property Manager may subcontract the performance of its property management and leasing services duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. If the Company contracts directly with third parties for such services, the Company will pay them customary market fees and will pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed.

If the Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire assets, or that is assumed, directly or indirectly, in connection with the acquisition of assets, the Company will pay the Advisor a financing coordination fee equal to 0.75% of the amount available or outstanding under such financing or such assumed debt.

Effective March 1, 2013, the Company entered into an agreement with the Dealer Manager to provide strategic advisory services and investment banking services required in the ordinary course of the Company's business, such as performing financial analysis, evaluating publicly traded comparable companies and assisting in developing a portfolio composition strategy, a capitalization structure to optimize future liquidity options and structuring operations. Strategic advisory fees are amortized over six months, the estimated remaining term of the IPO as of the date of the agreement, and are included in general and administrative expenses in the consolidated statement of operations and comprehensive income (loss).

The following table details amounts incurred, forgiven and contractually due in connection with the operations related services described above as of and for the periods presented:

		Three Months Ended June 30,				Six Months Ended June 30,				Payable as of
(In thousands)		2013		2012		2013		2012		June 30, 2013	December 31, 2012
	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements(1)		$(2,512)	$—	$566	$—	$(825)	$—	$902	$—	$—	$2,018
Financing coordination fees		—	—	—	—	450	—	300	—	—	539
Ongoing fees:
Asset management fees(2)		—	—	—	308	—	—	—	540	—	—
Property management and leasing fees		—	185	—	121	—	371	—	206	—	—
Strategic advisory fees		454	—	—	—	605	—	—	—	—	—
Distributions on Class B Units		26	—	—	—	40	—	—	—	—	—
Total related party operational fees and reimbursements		$(2,032)	$185	$566	$429	$270	$371	$1,202	$746	$—	$2,557

(1)	In June 2013, the Advisor elected to reimburse the Company $2.5 million for insourced acquisition expenses and legal reimbursements incurred.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

(2)	Asset management fees through June 30, 2012, were waived. Effective July 1, 2012, the Company began issuing to the Advisor restricted performance based Class B units for asset management services, which will be forfeited immediately if certain conditions occur.

The Company will reimburse the Advisor's costs and expenses of providing services, subject to the limitation that it will not reimburse the Advisor for any amount by which the Company's total operating expenses (as defined in the Company's charter and advisory agreement) for the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non cash reserves and excluding any gain from the sale of assets for that period. Additionally, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives a separate fee. No reimbursement was incurred from the Advisor for providing administrative services for the three and six months ended June 30, 2013 or 2012.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor agreed to waive certain fees including asset management and property management fees. Because the Advisor waived certain fees, cash flow from operations that would have been paid to the Advisor was available to pay distributions to stockholders. The fees that were forgiven are not deferrals and accordingly, will not be paid to the Advisor in cash. Additionally, to improve the Company's working capital, the Advisor may elect to absorb a portion of the Company's expenses. The following table details property operating and general and administrative expenses absorbed by the Advisor during the three and six months ended June 30, 2013 and 2012. These costs are presented net in the accompanying consolidated statements of operations and comprehensive loss.

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2013	2012	2013	2012
Property operating expenses absorbed	$—	$—	$—	$170
General and administrative expenses absorbed	600	100	950	314
Total expenses absorbed	$600	$100	$950	$484

The Company had a receivable from affiliates of $0.6 million and $0.3 million at June 30, 2013 and December 31, 2012, respectively, related to absorbed property operating and general and administrative expenses, respectively.

As the Company's real estate portfolio matures, the Company expects cash flows from operations (reported in accordance with GAAP) to cover a more significant portion of distributions and over time to cover the entire distribution. As the cash flows from operations become more significant, the Advisor and Property Manager may discontinue their past practice of absorbing costs and forgiving fees and may charge the full fee owed to them in accordance with the Company's agreements with them.

Fees Paid in Connection with the Liquidation or Listing of the Company's Real Estate Assets

For substantial assistance in connection with the sale of properties, the Company will pay the Advisor a property disposition fee, not to exceed the lesser of 2.0% of the contract sale price of the property and 50% of the competitive real estate commission paid if a third party broker is also involved; provided, however that in no event may the property disposition fee paid to the Advisor when added to real estate commissions paid to unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a competitive real estate commission. For purposes of the foregoing, “competitive real estate commission” means a real estate brokerage commission for the purchase or sale of a property which is reasonable, customary and competitive

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

in light of the size, type and location of the property. No such fees were incurred or paid for the three and six months ended June 30, 2013 or 2012.

An affiliate of the Advisor will receive from time to time, when available, a subordinated participation in the net sales proceeds from the sale of assets of 15.0% of the remaining net sale proceeds after return of capital contributions to investors plus payment to investors of an annual 6.0% cumulative, pre-tax non-compounded return on the capital contributed by investors. No such amounts were incurred or paid for the three and six months ended June 30, 2013 or 2012.

Upon the listing of the Company's common stock, an affiliate of the Advisor will receive a non-interest bearing promissory note equal to 15.0% of the amount, if any, by which the sum of the Company's market value plus distributions paid by the Company prior to listing exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. No such amounts were incurred or paid for the three and six months ended June 30, 2013 and 2012.

Upon termination of the advisory agreement, an affiliate of the Advisor shall be entitled to a subordinated termination fee payable in the form of a non-interest bearing promissory note. In addition, the affiliate of the Advisor may elect to defer its right to receive a subordinated termination amount until either a listing or other liquidity event occurs.

Note 12 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company's common stock available for issue, as well as other administrative responsibilities for the Company including accounting services, transaction management and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 13 — Share-Based Compensation

Stock Option Plan

The Company has a stock option plan (the “Plan”) which authorizes the grant of nonqualified stock options to the Company's independent directors, officers, advisors, consultants and other personnel, subject to the absolute discretion of the board of directors and the applicable limitations of the Plan. The exercise price for all stock options granted under the Plan will be fixed at $10.00 per share until the termination of the IPO, and thereafter the exercise price for stock options granted to the independent directors will be equal to the fair market value of a share on the last business day preceding the annual meeting of stockholders. Upon a change in control, unvested options will become fully vested and any performance conditions imposed with respect to the option will be deemed to be fully achieved. A total of 0.5 million shares have been authorized and reserved for issuance under the Plan. As of June 30, 2013 and December 31, 2012, no stock options were issued under the Plan.

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”) that provides for the automatic grant of 3,000 restricted shares of common stock to each of the independent directors, without any further action by the Company's board of directors or the stockholders, on the date of initial election to

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 13 — Share-Based Compensation  – (continued)

the board of directors and on the date of each annual stockholder's meeting. Restricted stock issued to independent directors will vest over a five-year period following the first anniversary of the date of grant in increments of 20% per annum. The RSP provides the Company with the ability to grant awards of restricted shares to the Company's directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company. The total number of shares of common stock granted under the RSP shall not exceed 5.0% of the Company's outstanding shares on a fully diluted basis at any time, and in any event will not exceed 7.5 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient's employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. The following table displays restricted share award activity during the six months ended June 30, 2013:

	Number of Restricted Shares	Weighted-Average Issue Price
Unvested, December 31, 2012	19,800	$9.55
Granted	9,000	9.00
Vested	(3,000)	9.40
Forfeited	—	—
Unvested, June 30, 2013	25,800	$9.37

The fair value of the restricted shares, based on the per share price in the IPO, will be expensed over the vesting period of five years. Compensation expense related to restricted stock was $12,000 and $8,000 for the three months ended June 30, 2013 and 2012, respectively. Compensation expense related to restricted stock was $24,000 and $16,000 for the six months ended June 30, 2013 and 2012, respectively.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company's directors at the respective director's election. There are no restrictions on the shares issued. The following table reflects the shares of common stock issued to directors in lieu of cash compensation:

	Six Months Ended June 30,
	2013	2012
Shares issued in lieu of cash	2,500	611
Value of shares issued in lieu of cash (in thousands)	$23	$6

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Net Income (Loss) Per Share

The following is a summary of the basic and diluted net income (loss) per share computations for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except share and per share data)	2013	2012	2013	2012
Basic net income (loss) attributable to stockholders	$2,019	$(1,148)	$(775)	$(1,767)
Adjustments to net income (loss) attributable to stockholders for common share equivalents	(223)	—	—	—
Diluted net income (loss) attributable to stockholders	$1,796	$(1,148)	$(775)	$(1,767)
Basic weighted average shares outstanding	41,982,278	10,497,092	32,651,655	8,993,841
Basic net income (loss) per share attributable to stockholders	$0.05	$(0.11)	$(0.02)	$(0.20)
Diluted weighted average shares outstanding	42,001,432	10,497,092	32,651,655	8,993,841
Diluted net income (loss) per share attributable to stockholders	$0.04	$(0.11)	$(0.02)	$(0.20)

Diluted net income (loss) per share assumes the conversion of all common share equivalents into an equivalent number of common shares, unless the effect is antidilutive. The Company considers unvested restricted stock, Preferred Shares, units of limited partner interests in the OP (“OP units”) and Class B units to be common share equivalents. The following common stock equivalents were excluded from diluted income (loss) per share computations as their effect would have been antidilutive for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Unvested restricted stock	—	21,600	25,800	21,600
OP units	—	200	200	200
Class B units	208,187	—	208,187	—
Total anti-dilutive common share equivalents	208,187	21,800	234,187	21,800

Note 15 — Non-Controlling Interests

The Company is the sole general partner and holds the majority of OP units. The Advisor, a limited partner, holds 200 OP units, which represents a nominal percentage of the aggregate OP ownership. A holder of OP units has the right to convert OP units for the cash value of a corresponding number of shares of the Company's common stock or, at the Company's option, a corresponding number of shares of the Company's common stock, in accordance with the limited partnership agreement of the OP. The remaining rights of the holders of OP units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP's assets.

The Company is the controlling member of the limited liability company that owns the Bleecker Street properties, acquired in December 2010. In December 2010, an unrelated third party and a related party, American Realty Capital Operating Partnership, L.P. contributed $1.0 million and $12.0 million to acquire the Bleecker Street properties, respectively. The Company has the sole voting rights under the operating agreement of this limited liability company.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 15 — Non-Controlling Interests  – (continued)

The non-controlling members' aggregate initial investment balance of $13.0 million has been reduced by the monthly distributions paid to each non-controlling member. There were approximately $18,000 and $0.2 million of distributions to non-controlling members during the three months ended June 30, 2013 and 2012, respectively. There were approximately $35,000 and $0.4 million of distributions to non-controlling members during the six months ended June 30, 2013 and 2012, respectively.

The Company fully redeemed the related party's non-controlling interest of $12.0 million in Bleecker Street in June 2012. The Company may elect to redeem the third party's interest in Bleecker Street at any time after December 1, 2013. Under this election, the redemption price is the member's initial capital contribution and any unpaid distributions or, if the Company is simultaneously selling its interest to a third party, the redemption price is the member's pro-rata share of Bleecker Street based on its cumulative capital contribution. If a sale of Bleecker Street occurs before the Company elects to purchase the third party non-controlling members' interest, all net profits or losses derived from the sale shall be distributed to all members pro-rata, based on their cumulative capital contributions. If a sale of Bleecker Street occurs after December 1, 2013, or the date the Company elects to redeem the non-controlling members' interest, then the Company receives all net profits or losses derived from the sale.

The Company is the controlling member of the limited liability company that owns the 163 Washington Avenue Apartments, acquired in September 2012. The Company has the sole voting rights under the operating agreement of this limited liability company. The non-controlling members' aggregate initial investment balance of $0.5 million will be reduced by the distributions paid to each non-controlling member. No distributions were paid during the three and six months ended June 30, 2013.

Note 16 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-Q, and determined that there have not been any events that have occurred that would require adjustments to disclosures in the consolidated financial statements except for the following transactions:

Sales of Common Stock

As of July 31, 2013, the Company had 76.4 million shares of common stock outstanding, including converted Preferred Shares, unvested restricted shares and shares issued under the DRIP. As of July 31, 2013, the aggregate value of all share issuances was $762.8 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

Capital received, including shares issued under the DRIP and net of repurchases of common stock, is as follows:

Source of Capital (In thousands)	Inception to June 30, 2013	July 1, 2013 to July 31, 2013	Total
Common stock	$565,282	$167,335	$732,617
Converted preferred stock	16,954	—	16,954
Contributions from non-controlling interest holders, net of redemptions	1,000	—	1,000
	$583,236	$167,335	$750,571

Acquisitions

On July 5, 2013, the Company closed on the acquisition of an indirect condominium interest in a three-story office and creative studio space located at 50 Varick Street in the Tribeca neighborhood of Manhattan for a contract purchase price of $90.8 million. The property contains 158,573 rentable square feet and is 100% leased to a one tenant. The original lease with a term of 15 years commenced in July 2013. The lease is net

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 16 — Subsequent Events  – (continued)

whereby the tenant is required to pay certain operating expenses, in addition to base rent. The annualized straight-line rental income for the initial lease term is $6.6 million. The lease contains rental escalations equal to the Consumer Price Index increase every three years (6% at a minimum, not to exceed 15%) and one ten-year renewal option.

On August 9, 2013, the Company closed on the acquisition of an institutional-quality office building located at 333 West 34th Street in Midtown Manhattan for a contract purchase price of $220.3 million, exclusive of closing costs. The property contains 346,728 rentable square feet and is 100% leased to four tenants. The property had a weighted average remaining lease term of 11.1 years at the closing date and annualized straight-line rental income of $15.5 million.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of American Realty Capital New York Recovery REIT, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to American Realty Capital New York Recovery REIT, Inc., a Maryland corporation, and, as required by context, to New York Recovery REIT Operating Partnership, L.P., a Delaware limited partnership, which we refer to as the “OP,” and to their subsidiaries. American Realty Capital New York Recovery REIT, Inc. is externally managed by New York Recovery Advisors, LLC (our “Advisor”), a Delaware limited liability company.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of American Realty Capital New York Recovery REIT, Inc. (the “Company,” “we” “our” or “us”) and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We and our Advisor have a limited operating history and our Advisor has limited experience operating a public company. This inexperience makes our future performance difficult to predict.
•	All of our executive officers are also officers, managers and/or holders of a direct or indirect controlling interest in our Advisor, our dealer manager, Realty Capital Securities, LLC (the “Dealer Manager”), and other American Realty Capital-affiliated entities. As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor's compensation arrangements with us and other investors advised by American Realty Capital affiliates and conflicts in allocating time among these investors and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other American Realty Capital-advised programs or investors, our Advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	If we raise substantially less than the maximum offering in our ongoing initial public offering (“IPO”), we may not be able to invest in a diverse portfolio of real estate assets and the value of an investment in us may vary more widely with the performance of specific assets.
•	While we are raising capital and investing the proceeds of our ongoing IPO, the competition for the type of properties we desire to acquire may cause our distributions and the long-term returns of our investors to be lower than they otherwise would be.
•	We depend on tenants for our revenue, and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.
•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions.

•	We may not generate cash flows sufficient to pay our distributions to stockholders, as such, we may be forced to borrow at higher rates or depend on our Advisor or our property manager, New York Recovery Properties, LLC (the “Property Manager”), to waive reimbursement of certain expenses and fees to fund our operations.
•	No public market currently exists, or may ever exist, for shares of our common stock, which are, and may continue to be, illiquid.
•	If we and our Advisor are unable to find sufficient suitable investments, then we may not be able to achieve our investment objectives or pay distributions.
•	We may be unable to pay or maintain cash distributions or increase distributions over time.
•	We are obligated to pay substantial fees to our Advisor and its affiliates, including fees payable upon the sale of properties.
•	We are subject to risks associated with the significant dislocations and liquidity disruptions that recently existed or occurred in the credit markets of the United States.
•	We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes (“REIT”).
•	Our properties may be adversely affected by the current economic downturn, as well as economic cycles and risks inherent to the New York metropolitan statistical area, especially New York City.
•	We owned only 17 properties as of June 30, 2013.

Overview

We were incorporated on October 6, 2009 as a Maryland corporation and qualified as a REIT, beginning with the taxable year ended December 31, 2010. On September 2, 2010, we commenced our IPO on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share, at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to our Registration Statement on Form S-11, as amended (File No. 333-163069) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Our Registration Statement also covers up to 25.0 million shares available pursuant to a distribution reinvestment plan (the “DRIP”) under which our common stockholders may elect to have their distributions reinvested in additional shares of our common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock. On August 2, 2013, we commenced a follow-on offering by filing to register up to 12.5 million shares of common stock at a price of $10.00 per share on a “best efforts” basis and 1.25 million shares of common stock pursuant to the DRIP at $9.50 per share.

As of June 30, 2013, we had 59.3 million shares of common stock outstanding, including unvested restricted shares, converted shares of convertible preferred stock (the “Preferred Shares”) and shares issued under the DRIP. As of June 30, 2013, we had received total gross proceeds from the IPO and the DRIP of $565.3 million from the sale of 57.3 million shares of common stock. In addition, we sold 2.0 million Preferred Shares for gross proceeds of $17.0 million in a private placement pursuant to Rule 506 of Regulation D of the Securities Act, which terminated on September 2, 2010, the effective date of the Registration Statement. On December 15, 2011, we exercised our option to convert the Preferred Shares into 2.0 million shares of common stock on a one-for-one basis. As of June 30, 2013, the aggregate value of all issuances and subscriptions of common stock outstanding was $591.7 million based on a per share value of $10.00 (or $9.50 for shares issued under the DRIP).

We were formed to acquire high quality, income-producing commercial and residential real estate in the New York metropolitan area, and, in particular, properties located in New York City, with a focus on office and retail properties. All such properties may be acquired and operated by us alone or jointly with another party. We also may originate or acquire first mortgage loans secured by real estate. We purchased our first property and commenced active operations in June 2010. As of June 30, 2013, we owned 17 properties consisting of 0.8 million rentable square feet, which were 94.0% leased on a weighted average basis with a weighted average remaining lease term of 9.3 years.

Substantially all of our business is conducted through the OP. We have no employees. We retained our Advisor to manage our affairs on a day-to-day basis. The Property Manager serves as our property manager, unless services are performed by a third party for specific properties. The Dealer Manager serves as the dealer manager of our IPO. The Advisor and the Property Manager are wholly owned entities of, and the Dealer Manager is under common ownership with, American Realty Capital III, LLC (the “Sponsor”), as a result of which, they are related parties and receive compensation, fees and expense reimbursements for services related to the IPO and for the investment and management of the our assets. These entities receive fees during the offering, acquisition, operational and liquidation stages.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Offering and Related Costs

Offering and related costs include all expenses incurred in connection with our IPO. Offering costs (other than selling commissions and the dealer manager fees) include costs that may be paid by the Advisor, the Dealer Manager or their affiliates on our behalf. These costs include but are not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow service related fees; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for a portion of the costs of its employees and other costs in connection with preparing supplemental sales materials and related offering activities. We are obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that the Advisor is obligated to reimburse us to the extent organization and offering costs (excluding selling commissions and the dealer manager fee) incurred by us in our offering exceed 1.5% of gross offering proceeds in the IPO. As a result, these costs are only our liability to the extent aggregate selling commissions, the dealer manager fee and other organization and offering costs do not exceed 11.5% of the gross proceeds determined at the end of our IPO.

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease.

We continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five to ten years for fixtures and building improvements, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We are required to present the operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the statement of operations for all periods presented. Properties that are intended to be sold are to be designated as “held for sale” on the balance sheet.

Long-lived assets are carried at cost and evaluated for impairment when events or changes in circumstances indicate such an evaluation is warranted or when they are designated as held for sale. Valuation of real estate is considered a “critical accounting estimate” because the evaluation of impairment and the determination of fair values involve a number of management assumptions relating to future economic events that could materially affect the determination of the ultimate value, and therefore, the carrying amounts, of our real estate. Additionally, decisions regarding when a property should be classified as held for sale are also highly subjective and require significant management judgment.

Events or changes in circumstances that could cause an evaluation for impairment include the following:

•	a significant decrease in the market price of a long-lived asset;
•	a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;
•	a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; and
•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

We review our portfolio on an ongoing basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings and fixtures are based on cost segregation studies performed by independent third parties or on our analysis of comparable properties in our portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from six to 12 months. We also estimate costs to execute similar leases, including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values are amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, we initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangible assets related to customer relationships, as applicable, is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 1 to 28 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. The principal objective of such agreements is to minimize the risks and costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives also may be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding disclosures about offsetting assets and liabilities, which requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued new accounting guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. We do not expect the adoption of this guidance to have a material impact on our consolidated financial position, results of operations or cash flows.

Properties

As of June 30, 2013, the Company's portfolio of real estate properties was comprised of the following:

Portfolio Property	Acquisition Date	Number of Properties	Rentable Square Feet	Occupancy	Remaining Lease Term(1)	Base Purchase Price(2)
						(In thousands)
Interior Design Building	Jun. 2010	1	81,082	100.0%	3.1	$32,250
367 – 387 Bleecker Street(3)	Dec. 2010	3	9,724	100.0%	6.7	34,000
Foot Locker	Apr. 2011	1	6,118	100.0%	12.6	6,166
Regal Parking Garage	Jun. 2011	1	12,856	100.0%	21.1	5,400
Duane Reade	Oct. 2011	1	9,767	100.0%	15.3	14,000
416 Washington Street	Nov. 2011	1	22,306	90.7%	13.3	9,860
One Jackson Square	Nov. 2011	1	7,080	100.0%	14.0	22,500
350 West 42nd Street	Mar. 2012	1	42,774	100.0%	13.2	20,700
1100 Kings Highway	May 2012	1	61,318	100.0%	8.3	36,727
163 Washington Avenue Apartments(4)	Sep. 2012	1	41,613	96.6%	0.9	31,500
1623 Kings Highway	Oct. 2012	1	19,960	100.0%	9.6	13,250
256 West 38th Street	Dec. 2012	1	118,815	86.9%	5.1	48,600
229 West 36th Street	Dec. 2012	1	148,894	100.0%	12.0	64,850
350 Bleecker Street	Dec. 2012	1	14,511	100.0%	12.4	10,900
Portfolio, December 31, 2012		16	596,818	96.8%	9.0	350,703
218 West 18th Street	Mar. 2013	1	165,670	83.7%	10.3	112,000
Portfolio, June 30, 2013		17	762,488	94.0%	9.3	$462,703

(1)	Remaining lease term in years as of June 30, 2013, calculated on a weighted-average basis.
(2)	Contract purchase price, excluding acquisition related costs.
(3)	Non-controlling interest holders contributed $13.0 million to purchase this portfolio. The Company redeemed $12.0 million of an affiliate's non-controlling interest during the year ended December 31, 2012.
(4)	Non-controlling interest holder retained an equity interest in the property with a value of $0.4 million, which is excluded from the cash purchase price of $31.5 million reported above.

Results of Operations

As of June 30, 2013, we owned 17 properties which were 94.0% leased on a weighted average basis. As of April 1, 2012, we owned ten properties (our “Same Store”), with an aggregate purchase price of $144.9 million, consisting of 191,707 rentable square feet. Accordingly, our results of operations for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012, reflect significant increases in most categories.

Comparison of Three Months Ended June 30, 2013 to Three Months Ended June 30, 2012

Rental Income

Rental income increased $6.6 million to $10.1 million for the three months ended June 30, 2013, from $3.5 million for the three months ended June 30, 2012. The increase in rental income was primarily driven by our acquisitions since April 1, 2012, which resulted in an increase in rental income of $6.5 million for the three months ended June 30, 2013, compared to the three months ended June 30, 2012. Same Store rental income increased $0.1 million due to at new leasing activity at the Interior Design Building.

Operating Expense Reimbursements

Operating expense reimbursements increased $0.6 million to $0.8 million for the three months ended June 30, 2013 from $0.2 million for three months ended June 30, 2012. Operating expense reimbursements increased in relation to the increase in property operating expenses, as a result our acquisitions since April 1, 2012. Pursuant to many of our lease agreements, tenants are required to pay their pro rata share of certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties.

Property Operating Expenses

Property operating expenses increased $1.9 million to $2.4 million for the three months ended June 30, 2013, from $0.5 million for the three months ended June 30, 2012. The increase in property operating expenses related primarily to real estate taxes, maintenance and insurance costs associated with the properties that have been acquired since April 1, 2012, which resulted in an increase of $1.7 million for the three months ended June 30, 2013. Our Same Store property operating expenses increased $0.2 million, primarily as a result of reserves for rents related to the hurricane damage to our 416 Washington Street property.

Operating Fees to Affiliates

Our affiliated Property Manager is entitled to fees for the management of our properties. Our Property Manager elected to waive these fees for the three months ended June 30, 2013 and 2012. For the three months ended June 30, 2013 and 2012, we would have incurred property management fees of $0.2 million and $0.1 million, respectively, had these fees not been waived.

Effective July 1, 2012, the payment of asset management fees in cash, shares or restricted stock grants, or any combination thereof to the Advisor was eliminated. Instead the Company expects to issue (if approved by the board of directors) to the Advisor Class B units, which will be forfeited unless certain conditions are met. During the three months ended June 30, 2013, the board of directors approved the issuance of 92,008 Class B units to the Advisor in connection with this arrangement. During the three months ended June 30, 2012, we would have incurred asset management fees of $0.3 million had these fees not been waived.

Acquisition and Transaction Related Expenses

Acquisition and transaction related expense of $(2.4) million for the three months ended June 30, 2013, primarily related to the reimbursement from the Advisor of $2.5 million of insourced acquisition expenses and legal reimbursements that had been incurred on previous acquisitions. During the three months ended June 30, 2012, we incurred $1.1 million of acquisition and transaction related expenses related to the purchase of 1100 Kings Highway for a base cash purchase price of $36.7 million.

General and Administrative Expenses

General and administrative expenses were $0.2 million for the three months ended June 30, 2013, compared to $0.1 million for the three months ended June 30, 2012. The Advisor elected to absorb $0.6 million and $0.1 million of general and administrative expenses during the three months ended June 30, 2013 and 2012, respectively. General and administrative expenses primarily related to board member fees and compensation, affiliated advisory services, insurance and professional fees, which increased to support our larger real estate portfolio.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $4.0 million to $6.0 million for the three months ended June 30, 2013, compared to $1.9 million for the three months ended June 30, 2012. The increase in depreciation and amortization expense related mainly to acquisitions since April 1, 2012, which resulted in additional expense of $3.9 million. Same Store depreciation and amortization expense increased $0.1 million due to capitalized building and tenant improvement projects at the Interior Design Building and the write-off of intangible lease assets at 416 Washington Street.

Interest Expense

Interest expense increased by $1.6 million to $2.7 million for the three months ended June 30, 2013 from $1.1 million for the three months ended June 30, 2012. This increase primarily relates to an increase in mortgage notes payable to $232.9 million with a weighted average effective interest rate of 3.2% as of

June 30, 2013, compared to $75.0 million with a weighted average effective interest rate of 4.1% as of June 30, 2012 as well as the associated increased amortization of deferred financing costs.

In addition, the first advance under our credit facility occurred in May 2012. During the three months ended June 30, 2013 and 2012, we incurred interest expense related to our credit facility on an average outstanding balance of $20.0 million and $18.0 million, respectively, with an average variable interest rate of 2.7% and 2.8%, respectively, as well as the associated increased amortization of deferred financing costs.

We view a mix of secured and unsecured financing sources as an efficient and accretive means to acquire properties and manage working capital. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in our IPO, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Net Loss Attributable to Non-Controlling Interests

The net loss attributable to non-controlling interests of approximately $7,000 and $6,000 for the three months ended June 30, 2013 and 2012, respectively, represents the net loss related to our Bleecker Street portfolio and the 163 Washington Avenue Apartments attributable to non-controlling interests, for the period these properties we owned.

Comparison Six Months Ended June 30, 2013 to Six Months Ended June 30, 2012

As of June 30, 2013, we owned 17 properties which were 94.0% leased on a weighted average basis. As of January 1, 2012, we owned nine properties (our “Same Store”), with an aggregate purchase price of $124.2 million, consisting of 148,933 rentable square feet. Accordingly, our results of operations for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012, reflect significant increases in most categories.

Rental Income

Rental income increased $11.8 million to $17.8 million for the six months ended June 30, 2013, from $6.0 million for the six months ended June 30, 2012. The increase in rental income was primarily driven by our acquisitions since January 1, 2012, which resulted in an increase in rental income of $11.5 million for the six months ended June 30, 2013, compared to the six months ended June 30, 2012. Same Store rental income increased $0.3 million due to new leasing activity at the Interior Design Building.

Operating Expense Reimbursements

Operating expense reimbursements increased $1.0 million to $1.4 million for the six months ended June 30, 2013 from $0.4 million for three months ended June 30, 2012. Operating expense reimbursements increased in relation to the increase in property operating expenses, as a result of our acquisitions since January 1, 2012. Pursuant to many of our lease agreements, tenants are required to pay their pro rata share of certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties.

Property Operating Expenses

Property operating expenses increased $3.3 million to $4.2 million for the six months ended June 30, 2013, from $0.9 million for the six months ended June 30, 2012. The increase in property operating expenses related primarily to real estate taxes, maintenance and insurance costs associated with the properties that have been acquired since January 1, 2012, which resulted in an increase of $2.9 million for the six months ended June 30, 2013. Same Store property operating expenses increased $0.2 million, primarily as a result of reserves for rents related to the hurricane damage to our 416 Washington Street property.

The Advisor elected to absorb $0.2 million of property operating expenses during the six months ended June 30, 2012. No such expenses were absorbed during the six months ended June 30, 2013.

Operating Fees to Affiliates

Our affiliated Property Manager is entitled to fees for the management of our properties. Our Property Manager elected to waive these fees for the six months ended June 30, 2013 and 2012. For the six months ended June 30, 2013 and 2012, we would have incurred property management fees of $0.4 million and $0.2 million, respectively, had these fees not been waived.

Effective July 1, 2012, the payment of asset management fees in cash, shares or restricted stock grants, or any combination thereof to the Advisor was eliminated. Instead the Company expects to issue (if approved by the board of directors) to the Advisor Class B units, which will be forfeited unless certain conditions are met. During the six months ended June 30, 2013, the board of directors approved the issuance of 164,219 Class B units to the Advisor in connection with this arrangement. During the six months ended June 30, 2012, we would have incurred asset management fees of $0.5 million had these fees not been waived.

Acquisition and Transaction Related Expenses

Acquisition and transaction related expense of $0.4 million for the six months ended June 30, 2013, related to the acquisition of 218 West 18th Street for a base cash purchase price of $112.0 million, partially offset by the reimbursement from the Advisor of $2.5 million of insourced acquisition expenses and legal reimbursements that had been incurred on previous acquisitions. Acquisition and transaction related expense of $1.6 million for the six months ended June 30, 2012, related to the purchase of two properties with a base purchase price of $57.4 million.

General and Administrative Expenses

General and administrative expenses were $0.4 million for the six months ended June 30, 2013, compared to $0.1 million for the six months ended June 30, 2012. The Advisor elected to absorb $1.0 million and $0.3 million of general and administrative expenses during the six months ended June 30, 2013 and 2012, respectively. General and administrative expense primarily related to board member fees and compensation, affiliated advisory services, insurance and professional fees, which increased to support our larger real estate portfolio.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $6.9 million to $10.3 million for the six months ended June 30, 2013, compared to $3.4 million for the six months ended June 30, 2012. The increase in depreciation and amortization expense related mainly to acquisitions since January 1, 2012, which resulted in additional expense of $6.7 million. Same Store depreciation and amortization expense increased $0.2 million due to capitalized building and tenant improvement projects at the Interior Design Building and the write-off of intangible lease assets at 416 Washington Street.

Interest Expense

Interest expense increased by $2.6 million to $4.8 million for the six months ended June 30, 2013 from $2.2 million for the six months ended June 30, 2012. This increase primarily relates to the increase in mortgage notes payable to $232.9 million with a weighted average effective interest rate of 3.2% as of June 30, 2013, compared to $75.0 million with a weighted average effective interest rate of 4.1% as of June 30, 2012 as well as the associated increased amortization of deferred financing costs.

In addition, the first advance under our credit facility occurred in May 2012. During the six months ended June 30, 2013, we incurred interest expense related to our credit facility on an average outstanding balance of $20.0 million with an average variable interest rate of 2.7% as well as the associated increased amortization of deferred financing costs.

These increases were partially offset by a reduction in interest expense related to a note payable during the six months ended June 30, 2012, which was repaid in full in April 2012.

We view a mix of secured and unsecured financing sources as an efficient and accretive means to acquire properties and manage working capital. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in our IPO, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Net Loss (Income) Attributable to Non-Controlling Interests

The net loss (income) attributable to non-controlling interests of approximately $15,000 and $(18,000) during the six months ended June 30, 2013 and 2012, respectively, represents the net loss (income) related to our Bleecker Street portfolio and the 163 Washington Avenue Apartments attributable to non-controlling interests, for the period these properties we owned.

Cash Flows for the Six Months Ended June 30, 2013

For the six months ended June 30, 2013, net cash provided by operating activities was $4.5 million. The level of cash flows used in or provided by operating activities is affected by the volume of acquisition activity, the timing of interest payments and the amount of borrowings outstanding during the period, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities during the six months ended June 30, 2013 included $0.4 million of acquisition and transaction costs. Cash flows provided by operating activities included a net loss adjusted for non-cash items, resulting in a cash inflow of $10.2 million (net loss of $0.8 million adjusted for depreciation and amortization of tangible and intangible real estate assets and other non-cash charges of $11.0 million). This cash inflow was partially offset by a decrease in accounts payable and accrued expenses of $1.0 million mainly due to the payment of December 2012 acquisition and transaction related expenses, an increase in prepaid expenses and other assets of $4.6 million primarily due to unbilled rent receivables recorded in accordance with accounting for rental income on a straight-line basis, prepaid real estate taxes and deferred leasing costs, and a decrease in deferred rent of approximately $44,000.

Net cash used in investing activities during the six months ended June 30, 2013 of $74.2 million primarily related to $51.2 million for the acquisition of 218 West 18th Street for a base purchase price of $112.0 million, which was partially funded with a $60.0 million mortgage note payable and liabilities assumed at acquisition of $0.8 million for tenant improvements and deposits. Cash used in investing activities also included $2.0 million for capital expenditures and tenant improvements, a $20.0 million deposit for a pending acquisition and $1.1 million for the purchase of investment securities.

Net cash provided by financing activities of $321.9 million during the six months ended June 30, 2013 related to proceeds, net of receivables and repurchases, from the issuance of common stock of $377.8 million. This inflow was partially offset by payments related to offering costs of $38.0 million, repayments of mortgage notes payable of $12.6 million, distributions to stockholders of $4.2 million, payments related to financing costs of $0.6 million, increase in receivables from affiliates of $0.3 million and increases to restricted cash of $0.1 million.

Cash Flows for the Six Months Ended June 30, 2012

For the six months ended June 30, 2012, net cash provided by operating activities was $1.2 million. The level of cash flows used in or provided by operating activities is affected by the volume of acquisition activity, the timing of interest payments and the amount of borrowings outstanding during the period, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities during the six months ended June 30, 2012 included $1.6 million of acquisition and transaction costs. Cash flows provided by operating activities included a net loss adjusted for non-cash items, resulting in a cash inflow of $1.8 million (net loss of $1.8 million adjusted for depreciation and amortization of tangible and intangible real estate assets of $3.2 million and amortization of deferred financing costs of $0.3 million) as well as a combined increase in accounts payable, accrued expenses and deferred rent of $0.5 million. This cash inflow was partially offset by an increase in prepaid expenses and other assets of $1.0 million primarily due to prepaid real estate taxes as well as unbilled rent receivables recorded in accordance with accounting for rental income on a straight-line basis.

Net cash used in investing activities during the six months ended June 30, 2012 of $57.1 million included $56.9 million for the acquisition of the 42nd Street and Kings Highway portfolios and $0.2 million for capital expenditures at the Interior Design Building.

Net cash provided by financing activities of $48.0 million during the six months ended June 30, 2012 related to proceeds, net of receivables and repurchases, from the issuance of common stock of $49.9 million, net proceeds from the credit facility of $22.5 million and net proceeds from affiliates of $4.5 million, primarily related to the policy to cap offering costs. This inflow was partially offset by payments of $12.0 million to purchase our affiliate's non-controlling interest in our Bleecker Street subsidiary, payments related to offering costs of $7.3 million, payments on notes payable of $5.9 million, distributions to stockholders of $1.3 million, payments related to financing costs of $1.3 million, increases to restricted cash of $0.4 million, distributions to non-controlling interest holders of $0.4 million and principal payments on mortgage notes payable of $0.2 million.

Liquidity and Capital Resources

Our principal demands for funds will continue to be for property acquisitions, either directly or through investment interests, for the payment of operating expenses, distributions to our stockholders and non-controlling interest holders, and for the payment of principal and interest on our outstanding indebtedness. Generally, capital needs for property acquisitions will be met through net proceeds received from the sale of common stock through our ongoing IPO as well as proceeds from our revolving credit facility. We also may from time to time enter into other agreements with third parties whereby third parties will make equity investments in specific properties or groups of properties that we acquire. Expenditures other than property acquisitions and acquisition and transaction-related costs are expected to be covered by cash flows from operations.

We expect to meet our future short-term operating liquidity requirements through a combination of net cash provided by our current property operations and the operations of properties to be acquired in the future, proceeds from the sale of common stock and proceeds from our credit facility. Management expects that in the future, as our portfolio matures, our properties will cover operating expenses and the payment of our monthly distribution. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from public and private offerings, proceeds from the sale of properties and undistributed funds from operations.

We expect to continue to raise capital through the sale of our common stock and to utilize the net proceeds from the sale of our common stock and proceeds from our credit facility to complete future property acquisitions. As of June 30, 2013, we had 59.3 million shares of common stock outstanding, including unvested restricted shares, converted Preferred Shares and shares issued under the DRIP. As of June 30, 2013, we had received gross proceeds of $565.3 million and $17.0 million from the sale of shares of common stock and Preferred Shares, respectively.

Our board of directors has adopted a share repurchase plan that enables our stockholders to sell their shares to us under limited circumstances. At the time a stockholder requests a repurchase, we may, subject to certain conditions, repurchase the shares presented for repurchase for cash to the extent we have sufficient funds available to fund such purchase. The following table reflects the cumulative number of shares repurchased as of December 31, 2012 and for the three months ended June 30, 2013:

	Number of Requests	Number of Shares Repurchased	Average Price per Share
Cumulative repurchase requests as of December 31, 2012	11	84,199	$9.56
Six months ended June 30, 2013	12	107,286	9.60
Cumulative repurchase requests as of June 30, 2013(1)	23	191,485	$9.59

(1)	Includes three unfulfilled repurchase requests consisting of 8,347 shares at an average price per share of $9.91, which were approved for repurchase as of June 30, 2013 and completed in July 2013.

As of June 30, 2013, we had cash and cash equivalents of $257.6 million. We expect cash flows from operations and the sale of common stock to be used primarily to invest in additional real estate, pay debt service, pay operating expenses and pay stockholder distributions.

Acquisitions

Our Advisor evaluates potential acquisitions of real estate and real estate-related assets and engages in negotiations with sellers and borrowers on our behalf. Investors should be aware that after a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence and fully negotiated binding agreements. During this period, we may decide to temporarily invest any unused proceeds from common stock offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under accounting principles generally accepted in the United States of America (“GAAP”).

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above.

The historical accounting convention used for real estate assets requires depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated undiscounted future cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and modified funds from operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses.

Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities also may experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. As disclosed in the prospectus for our offering (the “Prospectus”), we will use the proceeds raised in the offering to acquire properties, and we intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of the company or another similar transaction) within three to five years of the completion of the offering. Thus, we will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our IPO has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our IPO and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (“Practice Guideline”) issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of ongoing operations.

Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to non-controlling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. All paid and accrued acquisition fees and expenses negatively impact our operating performance during the period in which properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Therefore, MFFO may not be an accurate indicator of our operating performance, especially during periods in which properties are being acquired. MFFO that excludes such costs and expenses would only be comparable to that of non-listed REITs that have completed their acquisition activities and have similar operating characteristics as us. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives as items which are unrealized and may not ultimately be realized. We view both gains and losses from dispositions of assets and fair value adjustments of derivatives as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. As disclosed elsewhere in our Prospectus, the purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors. Acquisition fees and expenses will not be reimbursed by our Advisor if there are no further proceeds from the sale of shares in our offering, and therefore such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from the proceeds of our IPO and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO or MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The table below reflects the items deducted or added to net loss in our calculation of FFO and MFFO during the period presented. The table reflects MFFO in the IPA recommended format and MFFO without the straight-line rent adjustment which management also uses as a performance measure. Items are presented net of non-controlling interest portions where applicable.

	Three Months Ended		Six Months Ended June 30, 2013
(In thousands)	March 31, 2013	June 30, 2013
Net income (loss) attributable to stockholders (in accordance with GAAP)	$(2,794)	$2,019	$(775)
Depreciation and amortization attributable to stockholders	4,246	5,947	10,193
FFO	1,452	7,966	9,418
Acquisition fees and expenses(1)	2,800	(2,434)	366
Amortization of above or accretion of below market leases, net(2)	(70)	(340)	(410)
Mark-to-market adjustments(3)	—	(4)	(4)
Losses from the extinguishment of debts	35	4	39
MFFO	4,217	5,192	9,409
Straight-line rent(4)	(1,373)	(1,528)	(2,901)
MFFO – IPA recommended format	$2,844	$3,664	$6,508

(1)	The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors. In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. Such fees and expenses are paid in cash, and therefore such funds will not be available to distribute to investors. Such fees and expenses negatively impact our operating performance during the period in which properties are being acquired. Therefore, MFFO may not be an accurate indicator of our operating performance, especially during periods in which properties are being acquired. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. Acquisition fees and expenses will not be reimbursed by our Advisor if there are no further proceeds from the sale of shares in our IPO, and therefore such fees will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.

(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(3)	Management believes that adjusting for mark-to-market adjustments is appropriate because they may not be reflective of ongoing operations and reflect unrealized impacts on value based only on then-current market conditions, although they may be based upon current operational issues related to an individual property or industry or general market conditions. Mark-to-market adjustments are made for items such as ineffective derivative instruments, certain marketable securities and any other items that GAAP requires we make a mark-to-market adjustment for. The need to reflect mark-to-market adjustments is a continuous process and is analyzed on a quarterly or annual basis in accordance with GAAP.
(4)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management's analysis of operating performance.

Distributions

On September 22, 2010, our board of directors authorized, and we declared, a distribution rate equal to $0.605 per annum per share of common stock, commencing December 1, 2010. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month at a rate of $0.00165753424 per day.

During the six months ended June 30, 2013, distributions paid to common stockholders totaled $8.2 million inclusive of $3.9 million of distributions for which common stock was issued under the DRIP. Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

During the six months ended June 30, 2013, cash used to pay our distributions was primarily generated from cash flows provided by operations, issuances of common stock and common stock issued under the DRIP. We have continued to pay distributions to our stockholders each month since our initial distribution payment in April 2010. There is no assurance that we will continue to declare distributions at this rate.

The following table shows the sources for the payment of distributions to common stockholders for the period presented:

	Three Months Ended				Six Months Ended June 30, 2013
	March 31, 2013		June 30, 2013
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions:
Distribution paid in cash	$1,592		$2,624		$4,216
Distributions reinvested	1,502		2,439		3,941
Total distributions	$3,094		$5,063		$8,157
Source of distribution coverage:
Cash flows provided by operations(1)	$—	—%	$4,216	83.2%	$4,216	51.7%
Common stock issued under the DRIP/offering proceeds	1,502	48.5%	2,439	48.2%	3,941	48.3%
Proceeds from issuance of common stock	1,592	51.5%	(1,592)	(31.4)%	—	—%
Proceeds from financings	—	—%	—	—%	—	—%
Total sources of distributions	$3,094	100.0%	$5,063	100.0%	$8,157	100.0%
Cash flows provided by (used in) operations (GAAP basis)(1)	$(1,917)		$6,429		$4,512
Net income (loss) attributable to stockholders (in accordance with GAAP)	$(2,794)		$2,019		$(775)

(1)	Cash flows used in operations for the six months ended June 30, 2013 include acquisition and transaction related expenses of $0.4 million.

The following table compares cumulative distributions paid to cumulative net loss (in accordance with GAAP) for the period from October 6, 2009 (date of inception) through June 30, 2013.

(In thousands)	For the Period from October 6, 2009 (date of inception) to June 30, 2013
Distributions paid:
Preferred stockholders	$2,158
Common stockholders in cash	8,212
Common stockholders pursuant to DRIP/offering proceeds	7,618
Total distributions paid	$17,988
Reconciliation of net loss:
Revenues	$44,566
Acquisition and transaction-related expenses	(9,442)
Depreciation and amortization	(23,452)
Other operating expenses	(9,148)
Other non-operating expenses	(14,823)
Net income attributable to non-controlling interests	3
Net loss (in accordance with GAAP)(1)	$(12,296)

(1)	Net loss as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions.

Loan Obligations

The payment terms of our loan obligations require monthly principal and interest payments, with all unpaid principal and interest due at maturity. Our loan agreements stipulate that we comply with specific reporting covenants. As of June 30, 2013, we were in compliance with the debt covenants under our loan agreements.

Our Advisor may, with the approval of our independent directors, seek to borrow short-term capital that, combined with secured mortgage financing, exceeds our targeted leverage ratio. Such short-term borrowings may be obtained from third parties on a case-by-case basis as acquisition opportunities present themselves simultaneous with our capital raising efforts. We view the use of short-term borrowings, including advances under our revolving credit facility, as an efficient and accretive means of acquiring real estate in advance of raising equity capital. Accordingly, we can take advantage of buying opportunities as we expand our fundraising activities. As additional equity capital is obtained, these short-term borrowings and credit facility advances will be repaid. Our secured debt leverage ratio was approximately 50.3% (total secured debt as a percentage of total real estate investments) as of June 30, 2013.

Contractual Obligations

Debt Obligations

The following is a summary of our contractual obligations as of June 30, 2013:

		July 1, 2013 – December 31, 2013	Years Ended December 31,
(In thousands)	Total		2014 – 2015	2016 – 2017	Thereafter
Principal Payments Due:
Mortgage notes payable	$232,945	$60,229	$22,267	$130,897	$19,552
Revolving credit facility	19,995	—	19,995	—	—
	$252,940	$60,229	$42,262	$130,897	$19,552
Interest Payments Due:
Mortgage notes payable	$26,560	$3,677	$12,263	$8,825	$1,795
Revolving credit facility	942	269	673	—	—
	$27,502	$3,946	$12,936	$8,825	$1,795

Lease Obligations

The Company entered into a lease agreement related to the acquisition of 350 Bleecker Street similar to a leasehold interest arrangement. The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter under this arrangement. These amounts exclude contingent rent payments, as applicable, that may be payable based on provisions related to increases in annual rent based on exceeding certain economic indexes among other items.

		July 1, 2013 – December 31, 2013	Years Ended December 31,
(In thousands)	Total		2014 – 2015	2016 – 2017	Thereafter
Lease payments due:	$4,049	$43	$172	$172	$3,662

Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2010. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute 90% of our REIT taxable income to our stockholders. REITs are subject to a number of other organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income. We believe we are organized and operated in such a manner as to continue to qualify to be taxed as a REIT.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, our net leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with our Sponsor and its wholly owned affiliates whereby we pay certain fees, distributions or reimbursements to our Advisor or its affiliates in connection with acquisition and financing activities, sales of common and preferred stock, asset and property management services and reimbursement of operating and offering-related costs. See Note 11 — Related Party Transactions and Arrangements to our consolidated financial statements included in this report for a discussion of the various related-party transactions, agreements and fees.

In addition, the Partnership Agreement was amended as of December 28, 2012, to allow the special allocation, solely for tax purposes, of excess depreciation deductions of up to $10.0 million to our Advisor, a limited partner of the OP. In connection with this special allocation, our Advisor has agreed to restore a deficit balance in its capital account in the event of a liquidation of the OP and has agreed to provide a guaranty or indemnity of indebtedness of the OP. Our Advisor is directly or indirectly controlled by certain officers and directors.

Off-Balance Sheet Arrangements

On March 30, 2012, we entered into a senior unsecured revolving credit facility in the amount of $40 million. The credit facility contains an “accordion” feature to allow us, under certain circumstances, to increase the aggregate commitments under the credit facility to a maximum of $150 million. The credit facility has a term of 36 months, subject to our right to a 12-month extension. The outstanding balance on the credit facility as of June 30, 2013 was $20.0 million and our unused borrowing capacity was $3.5 million, based on the value of the borrowing base properties as of June 30, 2013.

We have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our long-term debt, which consists of secured financings and our revolving credit facility, bears interest at fixed rates and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. From time to time, we may enter into interest rate hedge contracts such as swaps, collars, and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

As of June 30, 2013, our debt included fixed-rate secured mortgage notes payable, with a carrying value of $172.9 million and a fair value of $173.5 million. Changes in market interest rates on our fixed-rate debt impact the fair value of the notes, but it has no impact on interest incurred or cash flow. For instance, if interest rates rise 100 basis points and our fixed rate debt balance remains constant, we expect the fair value of our obligation to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our fixed–rate debt assumes an immediate 100 basis point move in interest rates from their June 30, 2013 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt by $1.6 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed-rate debt by $1.7 million.

At June 30, 2013 our debt included a variable-rate revolving credit facility and a secured mortgage note payable with a carrying and fair value of $80.0 million. Interest rate volatility associated with this variable-rate credit facility affects interest expense incurred and cash flow. The sensitivity analysis related to our variable-rate debt assumes an immediate 100 basis point move in interest rates from their June 30, 2013 levels, with all other variables held constant. A 100 basis point increase or decrease in variable interest rates on our variable-rate note payable would increase or decrease our interest expense by $0.8 million annually.

These amounts were determined by considering the impact of hypothetical interest rates changes on our borrowing costs, and assuming no other changes in our capital structure.

As the information presented above includes only those exposures that existed as of June 30, 2013, it does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

Item 4. Controls and Procedures.

In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q and determined that our disclosure controls and procedures are effective.

No change occurred in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

As of the end of the period covered by this Quarterly Report on Form 10-Q, we are not a party to, and none of our properties are subject to, any material pending legal proceedings.

Item 1A. Risk Factors.

Our potential risks and uncertainties are presented in the section entitled “Risk Factors”, contained in the prospectus as supplemented and included in our Registration Statement (File No. 333-163069), as amended from time to time. There have been no material changes from these risk factors, except for the items described below.

Distributions paid from sources other than our cash flows from operations, particularly from proceeds of our IPO, will result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute your interests in us, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect your overall return.

Our cash flows provided by operations of $4.5 million for the six months ended June 30, 2013 was a shortfall of $3.7 million, or 45.1%, to our distributions paid of $8.2 million (inclusive of $3.9 million of common stock issued under the DRIP) during such period. Additionally, we may in the future pay distributions from sources other than from our cash flows from operations.

Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flows from operations to pay distributions. If we are unable to acquire additional properties or other real estate-related investments may result in a lower return on your investment than you expect. If we have not generated sufficient cash flows from our operations and other sources, such as our Advisor's deferral or suspension or waiver of its fees and expense reimbursements, to fund distributions, we may use the proceeds from this offering, from borrowings or from the sale of additional securities. Moreover, our board of directors may change our distribution policy, in its sole discretion, at any time. Distributions made from offering proceeds are a return of capital to stockholders, from which we will have already paid offering expenses in connection our offering. We have not established any limit on the amount of proceeds from our offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to qualify as a REIT.

If we fund distributions from the proceeds of our offering, we will have less funds available for acquiring properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets or the proceeds of our offering may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock or securities convertible or exercisable into shares of our common stock to third-party investors. Payment of distributions from the mentioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability or affect the distributions payable to you upon a liquidity event, any or all of which may have an adverse effect on your investment.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

We did not sell any equity securities that were not registered under the Securities Act during the six months ended June 30, 2013.

On September 2, 2010, we commenced our IPO on a “reasonable best efforts” basis of up to 150.0 million shares of common stock at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to the Registration Statement filed with the SEC under the Securities Act. The Registration Statement also covers up to 25.0 million shares available pursuant to a DRIP under which our common stockholders may elect to have their distributions reinvested in additional shares of our common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock. On August 2, 2013, we commenced a follow-on offering by filing to register up to 12.5 million shares of common stock at a price of $10.00 per share on a “best efforts” basis and 1.25 million shares of common stock pursuant to the DRIP at $9.50 per share.

As of June 30, 2013, we had 59.3 million shares of common stock outstanding, including unvested restricted shares, converted shares of convertible preferred stock and shares issued under the DRIP. As of June 30, 2013, we had received common stock proceeds of $565.3 million from the sale of 57.3 million shares of common stock, including DRIP and net of redemptions.

The following table reflects the offering costs associated with the issuance of common stock.

(In thousands)	Six Months Ended June 30, 2013
Selling commissions and dealer manager fees	$37,368
Other offering costs	2,676
Total offering costs	$40,044

The Dealer Manager reallowed the selling commissions and a portion of the dealer manager fees to participating broker-dealers. The following table details the selling commissions incurred and reallowed related to the sale of shares of common stock.

(In thousands)	Six Months Ended June 30, 2013
Total commissions incurred from the Dealer Manager	$37,368
Less:
Commissions to participating brokers	(22,005)
Reallowance to participating broker dealers	(3,615)
Net to the Dealer Manager	$11,748

As of June 30, 2013, we have incurred $65.7 million of cumulative offering costs in connection with the issuance and distribution of common stock. Offering proceeds of $565.3 million exceeded cumulative offering costs by $499.6 million at June 30, 2013.

The Advisor elected to cap cumulative offering costs incurred by the Company, net of unpaid amounts, to 15% of gross offering proceeds during the offering period. Cumulative offering costs net of unpaid amounts, were less than the 15% threshold as of June 30, 2013. Cumulative offering costs include $54.4 million incurred from our Dealer Manager for dealer manager fees and commissions and $4.2 million from our Advisor, net of the Advisor's reimbursement related to the 15% cap on total offering costs.

We expect to use substantially all of the net proceeds from our IPO to primarily acquire high quality, income-producing commercial real estate in the New York metropolitan area, and, in particular, properties located in New York City, with a focus on office and retail properties. We may also originate or acquire first mortgage loans secured by real estate. As of June 30, 2013, we have used the net proceeds from our IPO, secured debt financing and revolving credit facility to purchase 17 properties with an aggregate purchase price of $462.7 million.

The following table reflects the cumulative number of shares repurchased as of December 31, 2012 and as of and for the three months ended June 30, 2013:

	Number of Requests	Number of Shares Repurchased	Average Price per Share
Cumulative repurchase requests as of December 31, 2012	11	84,199	$9.56
Six months ended June 30, 2013	12	107,286	9.60
Cumulative repurchase requests as of June 30, 2013(1)	23	191,485	$9.59

(1)	Includes three unfulfilled repurchase requests consisting of 8,347 shares at an average price per share of $9.91, which were approved for repurchase as of June 30, 2013 and completed in July 2013.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

The exhibits listed on the Exhibit Index (following the signatures section of this report) are included, or incorporated by reference, in this Quarterly Report on Form 10-Q.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

By:	/s/ Nicholas S. Schorsch Nicholas S. Schorsch Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)
By:	/s/ Brian S. Block Brian S. Block Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date: August 13, 2013

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
3.1*	Articles of Amendment and Restatement of American Realty Capital New York Recovery REIT, Inc.
10.53*	Sale and Purchase Agreement, dated April 30, 2013, by and among the sellers party thereto and THOR 50 VARICK LLC
10.54*	First Amendment to Sale and Purchase Agreement, dated June 21, 2013, by and among the sellers party thereto and THOR 50 VARICK LLC
10.55*	Second Amendment to Sale and Purchase Agreement, dated June 25, 2013, by and among the sellers party thereto and THOR 50 VARICK LLC
10.56*	Third Amendment to Sale and Purchase Agreement, dated July 5, 2013, by and among the sellers party thereto and THOR 50 VARICK LLC
10.57*	Assignment Agreement, dated July 5, 2013, between THOR 50 VARICK LLC and American Realty Capital New York Recovery REIT, Inc.
10.58*	Sale-Purchase Agreement, dated June 28, 2013, by and among 333W34 SLG OWNER LLC and ARC NY333W3401, LLC
31.1*	Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	XBRL (eXtensible Business Reporting Language). The following materials from American Realty Capital New York Recovery REIT, Inc.'s Quarterly Report on Form 10-Q for the three months ended June 30, 2013, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statement of Changes in Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements. As provided in Rule 406T of Regulation S-T, this information in furnished and not filed for purpose of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934

*	Filed herewith